Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 132-02693
Date: September 3, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY VIVO PARTICIPAÇÕES S.A., TELEMIG CELULAR PARTICIPAÇÕES S.A. OR TELEMIG CELULAR S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF TELEMIG CELULAR S.A. INTO TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG PARTICIPAÇÕES S.A. INTO VIVO PARTICIPAÇÕES S.A.

* * * * *

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

* * * * *

EXHIBITS

Item Number	Description
1.	Minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular Participações S.A. held on September 4, 2009.
2.	Minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular S.A. held on September 4, 2009.

Item 1

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 04, 2009.

1. DATE, TIME AND PLACE: September 04, 2009, at 10:00 a.m., at Av. Roque Petroni Junior, 1464, 6th floor, part B, in the City of São Paulo, State of São Paulo.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo Pacheco de Oliveira – Secretary.

3. ATTENDANCE: The call notice was dismissed as all members of the Board of Directors attended the meeting, and the meeting was initiated.

4. AGENDA AND RESOLUTION: to approve “ad referendum” of the General Shareholders’ Meeting of the Company, the request to the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários - CVM of the cancellation of its registration as a publicly-held company pursuant to the corporate restructuring involving the merger of shares of Telemig Celular S.A. into the Company with the subsequent merger of shares of the Company into Vivo Participações S.A. (“Vivo Part.”), which became its sole shareholder. The Chairman reminded the Directors that the cancellation of the registration of the Company was part of the Corporate Restructuring approved by the Board in the meeting held on August 29, 2009, “ad referendum” of the General Shareholders’ Meeting held on July 27, 2009. Such Corporate Restructuring had the purpose of simplifying the structure of the companies involved and consolidating the shareholders in one publicly-held Company, Vivo Part., with higher liquidity.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after their review and approval, were executed by the members of the Board and by the Secretary, who was registered in the proper corporate book.

Signatures: Luis Miguel Gilpérez López - President of the Board of Directors and Chairman; Shakhaf Wine - Vice-President of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo - Director (represented by Shakhaf Wine); Rui Manuel de M. D´Espiney Patrício – Director; Félix Pablo Ivorra Cano – Director; Ignácio Aller Mallo – Director; Carlos Manuel M. Fidalgo M. da Cruz - Director (represented by Shakhaf Wine); José Guimarães Monforte – Director; Antonio Gonçalves de Oliveira – Director; Marcelo Santos Barbosa – Director and Breno Rodrigo Pacheco de Oliveira – Secretary.

This is a true certified copy of the original minutes of the Extraordinary Meeting of the Board of Directors, held on September 04, 2009, drawn up in the appropriate book.

Breno Rodrigo Pacheco de Oliveira
Secretary – OAB/RS n° 45.479

Item 2

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 04, 2009.

1. DATE, TIME AND PLACE: September 04, 2009, at 09:00 AM, at Av. Roque Petroni Junior, 1464, 6th floor, part B, at the City of São Paulo, State of São Paulo.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting and Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3. ATTENDANCE: The call notice was dismissed as all members of the Board of Directors attended the meeting, and the meeting was held.

4. AGENDA AND RESOLUTION: to approve “ad referendum” of the General Shareholders’ Meeting of the Company, the cancellation of its registration with the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários - CVM as a publicly-held company as a result of the corporate restructuring involving the merger of shares of the Company into Telemig Celular Participações S.A. (“TCP”), which became its sole shareholder, and which was followed by the subsequent merger of shares of TCP into Vivo Participações S.A. (“Vivo Part.”). The Chairman reminded the Directors that the cancellation of the registration of the Company was part of the Corporate Restructuring approved by the Board in the meeting held on August 29, 2009, “ad referendum” of the General Shareholders’ Meeting held on July 27, 2009. Such Corporate Restructuring had the purpose of simplifying the structure of the companies involved and consolidating the shareholders in one publicly-held Company, Vivo Part., which has greater liquidity.

As no matters were left to be discussed, the meeting was adjourned and these minutes were drawn up, and after their review and approval, were executed by the members of the Board and by the Secretary, who was registered in the proper corporate book.

Signatures: Luis Miguel Gilpérez López - President of the Board of Directors and Chairman; Shakhaf Wine - Vice-President of the Board of Directors; Félix Pablo Ivorra Cano – Director; Rui Manuel de M. D´Espiney Patrício – Director; Antônio Cardoso dos Santos – Director and Breno Rodrigo Pacheco de Oliveira – Secretary.

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 04, 2009.

This is a true certified copy of the original minutes of the Extraordinary Meeting of the Board of Directors of Telemig Celular S.A., held on September 04, 2009, drawn up in the appropriate book.

Breno Rodrigo Pacheco de Oliveira
Secretary – OAB/RS n° 45.479